UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Performance Sports Group Ltd.
(Name of Issuer)

Common Shares, no par value
(Title Class of Securities)

71377G100
(CUSIP Number)

Samuel Robinson
Sagard Capital Partners, L.P.
325 Greenwich Avenue
Greenwich, CT 06830
(203) 629-6700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 2, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners, L.P.

I.R.S. Identification No. of Above Person (Entities Only):  20-3332164

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

PN

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners GP, Inc.

I.R.S. Identification No. of Above Person (Entities Only):  20-3331555

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

CO

CUSIP No. 71377G100

1

NAME OF REPORTING PERSON: Sagard Capital Partners Management Corp.

I.R.S. Identification No. of Above Person (Entities Only):  20-2402055

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) [

]

(b) [

]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

 TO ITEMS 2(D) OR 2(E)

[

]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 0
8 SHARED VOTING POWER: 7,721,599
9 SOLE DISPOSITIVE POWER: 0
10 SHARED DISPOSITIVE POWER: 7,721,599

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,721,599

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES

[

]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.9%

14

TYPE OF REPORTING PERSON:

CO

Introduction

This Amendment No. 7 to Schedule 13D (this “Statement”) relates to the beneficial ownership of the Common Shares, no par value per share (the “Shares”) of Performance Sports Group Ltd., a Canadian corporation (the “Issuer”).  This Statement is being filed on behalf of the Reporting Persons and amends and supplements the Schedule 13D filed by the Reporting Persons dated February 1, 2016, as heretofore amended (as so amended, the “Schedule 13D”).  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given to such terms in the initial Schedule 13D.

Item 4.

Purpose of Transaction.

Item 4 is hereby supplemented by the addition of the following:

The Reporting Persons recently reported that they will continue to evaluate developments and circumstances related to the Issuer, including, without limitation, the Issuer’s financial position and capital structure, the status of the Issuer’s discussions with its lenders, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions.

On September 2, 2016, the Reporting Persons and the Issuer terminated the Shareholder Nomination Agreement dated March 28, 2016 (the “Shareholder Nomination Agreement”), which contained, among other things, (i) certain board nomination rights of Sagard Capital which would have been effective through a 2016 annual shareholders meeting (if held prior to October 31, 2016) and (ii) various standstill restrictions on Sagard Capital (as described in Amendment No. 3 to Schedule 13D dated March 28, 2016 and in the exhibits thereto).  The Reporting Persons elected to agree to terminate the Shareholder Nomination Agreement pursuant to a termination agreement dated September 2, 2016 (the “Termination Agreement”) due to the likelihood that such an annual meeting will not be held by October 31, 2016, and in order to terminate the standstill provisions.  Simultaneously with such termination, Sagard Capital entered into a confidentiality agreement with the Issuer to replace the confidentiality agreement previously entered into on March 28, 2016 in conjunction with the Shareholder Nomination Agreement.

In light of this termination and the Issuer’s recent public announcement that it has engaged advisors to assist the Issuer in pursuing strategic alternatives, and depending upon developments and circumstances related to the Issuer described above and elsewhere in the Schedule 13D, the Reporting Persons may consider, discuss and/or propose or adopt various plans or proposals related to possible strategic alternatives regarding the Issuer and its subsidiaries, including plans or proposals related to:

•

restructurings;

•

possible issuances by the Issuer of additional or refinancing indebtedness and/or equity or equity-linked securities;

•

the acquisition of indebtedness of the Issuer or its subsidiaries;

•

the acquisition of additional equity securities of the Issuer, or the acquisition of all or substantially all of the Issuer’s equity securities; and/or

•

other strategic alternatives.

Any such discussions or proposals may be directed to or discussed with the Issuer, its advisors, its securityholders and/or its lenders, with advisors to the Reporting Persons and/or with potential sources of financing and co-investors for any of the foregoing, among others.

The Reporting Persons presently plan to discuss ideas concerning the foregoing items with potential sources of financing and co-investors for any of the foregoing.

There can be no assurance that the Reporting Persons will submit a plan or proposal with respect to any of the foregoing, that the Reporting Persons or any other person (including the Issuer) will agree to any definitive agreement with respect to any of the foregoing, or that any of the foregoing will occur.  Nothing contained herein shall be deemed to constitute an offer to sell or purchase or the solicitation of an offer to sell or purchase any securities, nor shall there be any purchase or sale of any securities in any province, country, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, country, state or jurisdiction.

Nothing contained herein shall be construed to suggest that the Reporting Persons and/or any such potential sources of financing and/or co-investors are  a “group” (as defined in Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended), the existence of which is expressly disclaimed.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

On September 2, 2016, the Reporting Persons and the Issuer entered into the Termination Agreement, which terminated the Shareholder Nomination Agreement, including the standstill provisions contained therein, and entered into a replacement confidentiality agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2016	SAGARD CAPITAL PARTNERS, L.P. By: Sagard Capital Partners GP, Inc., its general partner By: /s/ Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS GP, INC. By: /s/ Samuel Robinson Name: Samuel Robinson Title: President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP. By: /s/ Samuel Robinson Name: Samuel Robinson Title: President